UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
Amendment No.2

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of Subject Company (Issuer))

DESERT ACQUISITION, INC.
AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

193269107

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of the Issuer)

DESERT ACQUISITION, INC.
AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

193269107

(CUSIP Number of Class of Securities)

RICHARD A. SILFEN
EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
AMERICAN REALTY CAPITAL PROPERTIES, INC.
405 PARK AVENUE, 12TH FLOOR
NEW YORK, NEW YORK 10022

(212) 415-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person)

COPIES TO:

PETER M. FASS, ESQ.
STEVEN L. LICHTENFELD, ESQ.
PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
NEW YORK, NEW YORK 10036

(212) 969-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$73,152,145	$9,422

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc. (“CCPT”) not owned by American Realty Capital Properties, Inc. (“ARCP”), any ARCP subsidiary or any wholly-owned subsidiary of CCPT, at a purchase price of $7.25 per share, net to the seller in cash, without any interest, and less any applicable withholding taxes. On March 28, 2014, 10,090,951 shares of CCPT common stock were outstanding, of which 1,000 are owned by Cole REIT Advisors, LLC, an indirect wholly-owned subsidiary of ARCP. Accordingly, this calculation assumes the purchase of 10,089,951 shares.
+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #1 for Fiscal Year 2014 issued by the U.S. Securities and Exchange Commission, equals $128.80 per million dollars of transaction value.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$9,422
Form or Registration No:	Schedule TO-T

Filing Party:	Desert Acquisition, Inc. and American Realty Capital Properties, Inc.
Date Filed:	March 31, 2014
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 2 to Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on March 31, 2014 (as so amended and supplemented, and as may be further amended from time to time, and together, this “Schedule TO”) relates to an offer (the “Offer”) by Desert Acquisition, Inc., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Cole Credit Property Trust, Inc., a Maryland corporation (“CCPT”) (other than shares then owned by ARCP, any ARCP subsidiary and any wholly-owned CCPT subsidiary), for a purchase price per share of $7.25, net to the seller in cash, without any interest, less any applicable withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 31, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

The Offer to Purchase and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of ARCP and a Schedule 13E-3 Transaction Statement of ARCP. Items 1 through 12 below contain information required by Schedule TO. Item 13 below contains information required by Schedule 13E-3 that is not required or otherwise covered by the responses to Items 1 through 12 of this Schedule TO below.

Item 1. Summary Term Sheet

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information

(a) The information set forth in the Offer to Purchase under “The Offer — Information About CCPT” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” and “The Offer — Information About CCPT” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “The Offer — Information About CCPT” and “The Offer — CCPT Dividends and Distributions” is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet — Who is offering to buy my shares of CCPT common stock?,” “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT,” “The Offer — Information About Merger Sub and ARCP” and Schedule I of the Offer to Purchase is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “The Offer — Information About Merger Sub and ARCP” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under Schedule I of the Offer to Purchase is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet — What is the class and amount of securities being sought in the Offer?,” “Introduction” and “The Offer — Terms of the Offer” is incorporated into this Schedule TO by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet — How much are you offering to pay? In what form will I receive payment?,” “Introduction” and “The Offer — Terms of the Offer” is incorporated into this Schedule TO by reference.

i

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet — When will the Offer expire?,” “The Offer — Terms of the Offer” and “The Offer — Expiration and Extension of the Offer” is incorporated into this Schedule TO by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet — Will you provide a subsequent offering period?” and “The Offer — Expiration and Extension of the Offer” is incorporated into this Schedule TO by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet — Can the Offer be extended?” and “The Offer — Expiration and Extension of the Offer” is incorporated into this Schedule TO by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet — Can I withdraw shares after I tender them?” and “The Offer — Withdrawal Rights” is incorporated into this Schedule TO by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet — How do I tender my shares?,” “The Offer — Procedure for Tendering Shares,” “Summary Term Sheet — Can I withdraw shares after I tender them?” and “The Offer — Withdrawal Rights” is incorporated into this Schedule TO by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet — When will you pay me for the shares of CCPT common stock I tender?,” “The Offer — Terms of the Offer” and “The Offer — Acceptance for Payment and Payment for Shares” is incorporated into this Schedule TO by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) Not applicable.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “The Offer — Certain Material U.S. Federal Income Tax Consequences” is incorporated into this Schedule TO by reference.

(a)(2)(i) – (a)(2)(vii) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions,” “Special Factors — Summary of the Merger Agreement and Other Agreements,” “Special Factors — Agreements involving CCPT Shares” “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Merger Agreement between ARCP and Cole Real Estate Investments, Inc.” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Interlocking Directors and Officers” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions,” “Special Factors — Summary of the Merger Agreement and Other Agreements,” “Special Factors — Agreements involving CCPT Shares,” “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Merger Agreement between ARCP and Cole Real Estate Investments, Inc.” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Interlocking Directors and Officers” is incorporated into this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet — Why are ARCP and you making this Offer?,” “Introduction,” “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” is incorporated into this Schedule TO by reference.

(c)(1) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” and “Special Factors — Effects of the Offer and the Merger” is incorporated into this Schedule TO by reference.

(c)(2) None.

(c)(3) The information set forth in the Offer to Purchase under “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” and “The Offer — CCPT Dividends and Distributions” is incorporated into this Schedule TO by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors — Purposes of the Offer and the Merger; Plans of CCPT after the Merger” is incorporated into this Schedule TO by reference.

(c)(5) None.

(c)(6) The information set forth in the Offer to Purchase under “The Offer — Market for CCPT Common Stock; SEC Registration” and “The Offer — Information About CCPT” is incorporated into this Schedule TO by reference.

(c)(7) The information set forth in the Offer to Purchase under “The Offer — Market for CCPT Common Stock; SEC Registration” and “The Offer — Information About CCPT” is incorporated into this Schedule TO by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet — Does ARCP have the financial resources to purchase the shares that are tendered?” and “The Offer — Source of Funds” is incorporated into this Schedule TO by reference.

(b) None.

(d) None.

Item 8. Interest in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors — Agreements Involving CCPT Shares,” “The Offer — Information About Merger Sub and ARCP,” “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions,” “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Reorganization Post-Cole Merger” and the information set forth in Schedule I of the Offer to Purchase is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contracts, Negotiations and Transactions,” “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Merger Agreement between ARCP and Cole Real Estate Investments, Inc.” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT” is incorporated into this Schedule TO by reference. In addition, on February 7, 2014, Mr. Schorsch, as a result of the Cole Merger (as defined in the Offer to Purchase), indirectly acquired 1,000 shares of CCPT common stock by virtue of his indirect ownership interest in ARC Properties Operating Partnership, L.P, a subsidiary of ARCP. Other than as described in this item (b), there have been no transactions in shares of CCPT common stock effected during the past 60 days prior to the date hereof by ARCP, or to the knowledge of ARCP, by any executive officer, director, affiliate or subsidiary of ARCP.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in the Offer to Purchase under “The Offer — Expenses” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements

(a) The information set forth in the Offer to Purchase under “The Offer — Information about CCPT” is incorporated into this Schedule TO by reference.

(b) Not required.

Item 11. Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet — Do you have interests in the Offer that are different from my interests as a stockholder of CCPT?,” “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT” is incorporated into this Schedule TO by reference.

(a)(2) The information set forth in the Offer to Purchase under “The Offer — Certain Legal Matters” is incorporated into this Schedule TO by reference.

(a)(3) The information set forth in the Offer to Purchase under “Introduction” and “The Offer — Certain Legal Matters” is incorporated into this Schedule TO by reference.

(a)(4) The information set forth in the Offer to Purchase under “The Offer — Market for CCPT Common Stock; SEC Registration — Margin Regulations” is incorporated into this Schedule TO by reference.

(a)(5) The information set forth in the Offer to Purchase under “Introduction,” “The Offer — Certain Legal Matters” and “The Offer — Legal Proceedings” is incorporated into this Schedule TO by reference.

(b) Not applicable.

(c) None.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 31, 2014.*
(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9).*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Summary Advertisement published in The Wall Street Journal on March 31, 2014.*
(a)(1)(vi)	Press Release, dated March 31, 2014, issued by American Realty Capital Properties, Inc.*
(a)(1)(vii)	Letter to stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc., dated April 11, 2014.**
(a)(1)(viii)	Reminder to stockholders of Cole Credit Property Trust, Inc. to tender their shares, dated April 11, 2014.**
(a)(2)	None.
(a)(3)	Documents filed as Exhibits (a)(1)(i)-(a)(1)(vi) incorporated herein by reference.
(a)(4)	None.
(a)(5)	None.
(b)(i)	Credit Agreement, dated as of February 14, 2013, among American Realty Capital Operating Partnership III, L.P., American Realty Capital Trust III, Inc., Wells Fargo Bank, National Association, RBS Citizens, N.A., and Regions Bank, Capital One, N.A. and JPMorgan Chase Bank, N.A. and the other lenders party hereto (incorporated by reference to Exhibit 10.43 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 28, 2013).
(b)(ii)	First Amendment to Credit Agreement, dated as of March 18, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.47 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on May 6, 2013).
(b)(iii)	Augmenting Lender and Increasing Lender Supplement and Incremental Amendment, dated as of March 28, 2013, to the Credit Agreement, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.58 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(iv)	Third Amendment to Credit Agreement, dated as of May 28, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.59 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(v)	Fourth Amendment to Credit Agreement, dated as of July 22, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.60 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).

v

Exhibit No.	Description
(b)(vi)	Augmenting Lender and Increasing Lender Supplement and Incremental Amendment to the Credit Agreement, dated as of August 1, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.61 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(vii)	Sixth Amendment to the Credit Agreement, dated as of November 4, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the Lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.74 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on November 7, 2013).
(b)(viii)	Seventh Amendment to Credit Agreement, dated as of December 4, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.46 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(ix)	Augmenting Lender and Increasing Lender Supplement, dated as of December 20, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.47 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(x)	Augmenting Lender Supplement, dated as of January 17, 2014, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.48 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(xi)	Tenth Amendment to Credit Agreement, dated as of February 4, 2014, among, ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.49 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(d)(i)	Agreement and Plan of Merger, dated March 17, 2014, among Cole Credit Property Trust, Inc., American Realty Capital Properties, Inc. and Desert Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to American Realty Capital Properties, Inc.’s Current Report on Form 8-K (File No. 001-35263), filed on March 21, 2014).
(d)(ii)	Confidentiality Agreement, dated March 11, 2014, between American Realty Capital Properties, Inc. and Cole Credit Property Trust, Inc.*
(d)(iii)	Certificate Evidencing Exemption From Ownership Limits, dated March 17, 2014, among Cole Credit Property Trust, Inc., American Realty Capital Properties, Inc. and Desert Acquisition, Inc.*
(d)(iv)	Agreement and Plan of Merger, dated October 22, 2013, among American Realty Capital Properties, Inc., Cole Real Estate Investments, Inc. and Clark Acquisition, LLC (incorporated by reference to Exhibit 2.1 to American Realty Capital Properties, Inc.’s Current Report on Form 8-K (File No. 001-35263), filed on October 23, 2013).

Exhibit No.	Description
(d)(v)	Employment Agreement, dated as of October 21, 2013, by and between American Realty Capital Properties, Inc. and Nicholas S. Schorsch (incorporated by reference to Exhibit 10.75 to American Realty Capital Properties, Inc.’s Form 10-Q (File No. 001-35263), filed on November 7, 2013).
(d)(vi)	Advisory Agreement, dated April 6, 2004, as amended, by and between Cole Credit Property Trust, Inc. and Cole REIT Advisors, LLC (incorporated by reference to Exhibit 6.3 to Cole Credit Property Trust, Inc.’s Form 10-SB (File No. 000-51962), filed on May 1, 2006).
(d)(vii)	Property Management and Leasing Agreement, dated April 6, 2004, by and among Cole Credit Property Trust, Inc., Cole Operating Partnership I, LP and Cole Realty Advisors, Inc. (incorporated by reference to Exhibit 6.2 to Cole Credit Property Trust, Inc.’s Form 10-SB (File No. 001-51962), filed on May 1, 2006).
(f)	None.
(g)(i)	Hypothetical Illustration of $10,000 Investment in Cole Credit Property Trust, Inc.*
(g)(ii)	Call Script: To Answer Questions of Advisors and Stockholders Concerning Tender Offer to Acquire Cole Credit Property Trust, Inc. shares.*
(h)	None.

*	Previously Filed.
**	Filed herewith.

Item 13. Information Required by Schedule 13E-3

Schedule 13E-3, Item 2. Subject Company Information

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet — What impact, if any, will the Merger and the Offer have on CCPT distributions,” “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” and “The Offer — CCPT Dividends and Distributions” is incorporated into this Schedule TO by reference.

(e) None.

(f) The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Reorganization Post-Cole Merger” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 4. Terms of the Transaction

(c) None.

(d) None.

(e) None.

(f) None.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements

(c) The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions,” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Merger Agreement between ARCP and Cole Real Estate Investments, Inc.” is incorporated into this Schedule TO by reference.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet — Is there a limit on the percentage of the CCPT shares that any stockholder may own?,” “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions,” “Special Factors — Summary of the Merger Agreement and Other Agreements,” “Special Factors — Agreements involving CCPT Shares,” “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Merger Agreement between ARCP and Cole Real Estate Investments, Inc.” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Interlocking Directors and Officers” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals

(b) The information set forth in the Offer to Purchase under “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger,” “Special Factors — Effects of the Offer and the Merger” and “The Offer — Market for CCPT Common Stock; SEC Registration” is incorporated into this Schedule TO by reference.

(c)(8) The information set forth in the Offer to Purchase under “The Offer — Market for CCPT Common Stock; SEC Registration” and “The Offer — Information About CCPT” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet — Why are ARCP and you making this Offer?,” “Introduction,” “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” and “Special Factors — Effects of the Offer and the Merger” is incorporated into this Schedule TO by reference.

(d) The information set forth in the Offer to Purchase under “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger,” “Special Factors — Position of ARCP regarding Fairness of the Offer and the Merger,” “Special Factors — Effects of the Offer and the Merger” and “The Offer — Certain Material U.S. Federal Income Tax Consequences” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 8. Fairness of the Transaction

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet — Company Recommendation,” “Summary Term Sheet — What does the CCPT board of directors think of the Offer?,” Summary Term Sheet — What is your position as to the fairness of the Offer and the Merger?,” “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger” and “The Offer — Position of ARCP regarding fairness of the Offer and Merger” is incorporated into this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet — Opinion of Financial Advisor,” “Summary Term Sheet — What does the CCPT board of directors think of the Offer?,” “Summary Term Sheet — What is your position as to the fairness of the Offer and the Merger?,” “Summary Term Sheet — Do you have interests in the Offer that are different from my interests as a stockholder of CCPT?,” “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger,” “Special Factors — Position of ARCP regarding Fairness of the Offer and the Merger” and “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Interests of Certain Persons in the Offer and the Merger” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet — What is the ‘Minimum Tender Condition’?,” “Summary Term Sheet — What are the significant conditions to the Offer in addition to the Minimum Tender Condition?,” “Summary Term Sheet — If you purchase shares that are validly tendered in response to the Offer, will there be any conditions to your obligation to complete the Merger?,” “Summary Term Sheet — If CCPT’s stockholders have to approve the Merger, what vote will be required?,” “Special Factors — No Rights of an Objecting Stockholder,” and “The Offer — Conditions to the Offer” is incorporated into this Schedule TO by reference.

(d) The information set forth in the Offer to Purchase under “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger” is incorporated into this Schedule TO by reference.

(e) The information set forth in the Offer to Purchase on the Cover Page and under “Summary Term Sheet — CCPT Recommendation,” “Summary Term Sheet — What does the CCPT board of directors think of the Offer?,” “Introduction,” “Special Factors — Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Recommendation by CCPT’s Board of Directors” is incorporated into this Schedule TO by reference.

(f) None.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet — Opinion of Financial Advisor,” “Summary Term Sheet — What is the market value of my CCPT shares as of a recent date?,” “Introduction,” “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Fairness Opinion,” and “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Appraisal” is incorporated into this Schedule TO by reference.

(b)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet — Opinion of Financial Advisor,” “Summary Term Sheet — What is the market value of my CCPT shares as of a recent date?,” “Introduction,” “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Fairness Opinion,” and “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Appraisal” is incorporated into this Schedule TO by reference.

(b)(2) The CCPT board of directors selected Duff & Phelps, LLC (“Duff & Phelps”) because it is a leading independent financial advisory firm, offering a broad range of valuation and investment banking services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

(b)(3) The CCPT board of directors considered six different investment banking firms to serve as financial advisor to CCPT. Of these six firms, the CCPT board of directors received proposals from three firms. Following review and discussion of the qualifications of each firm, the CCPT board of directors unanimously approved the engagement of Duff & Phelps to act as financial advisor to the CCPT board of directors.

(b)(4) The information set forth in the Offer to Purchase under “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Appraisal” is incorporated into this Schedule TO by reference.

(b)(5) Duff & Phelps, in its capacity as the Financial Advisor and the Appraiser (as each such term is defined in the Offer to Purchase) did not recommend the Offer Price (as defined in the Offer to Purchase) or the consideration to be paid in the Merger. Such amounts were determined by CCPT’s board of directors.

(b)(6) The information set forth in the Offer to Purchase under “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Fairness Opinion,” and “Special Factors — Position of CCPT regarding Fairness of the Offer and the Merger — The Appraisal” is incorporated into this Schedule TO by reference.

(c) The information set forth in CCPT’s 14D-9, filed on March 31, 2014 under “Item 4. The Solicitation and Recommendation — (b) Reasons — Opinion of Financial Advisor”, the fairness opinion issued by Duff & Phelps attached as Exhibit (c)(1) to CCPT’s Schedule 14D-9/A, filed on April 11, 2014, and the Duff & Phelps fairness analysis, dated March 17, 2014 attached as Exhibit (c)(2) to CCPT’s Schedule 14D-9/A, filed on April 11, 2014, are incorporated herein by reference. The fairness opinion, the fairness analysis and the appraisal will also be made available for inspection and copying at the principal executive offices of CCPT during its regular business hours by any interested equity security holder of CCPT or a representative who has been so designated in writing.

Schedule 13E-3, Item 10. Source and Amount of Funds or Other Consideration

(c) The information set forth in the Offer to Purchase under “The Offer — Expenses” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 12. The Solicitation or Recommendation

(d) None.

(e) None.

Schedule 13E-3, Item 14. Persons/Assets Retained, Employed, Compensated or Used

(b) The information set forth in the Offer to Purchase under “Special Factors — Relationships among ARCP, the Advisor, the Property Manager, Sponsor and CCPT” and “Special Factors — Purposes of the Offer and the Merger; Plans for CCPT after the Merger” is incorporated into this Schedule TO by reference.

Schedule 13E-3, Item 15. Additional Information

(c) The information set forth in the Offer to Purchase under “Special Factors — Relationships among ARCP, the Advisor, the Property Manager and CCPT — Interests of Certain Persons in the Officer and the Merger” is incorporated into this Schedule TO by reference.

x

Schedule 13E-3, Item 16. Exhibits

Exhibit No.	Description
(c)(i)	Fairness Opinion issued by Duff & Phelps, LLC, dated March 17, 2014 (incorporated by reference to Exhibit (c)(1) to CCPT’s Schedule 14D-9/A, filed on April 11, 2014).
(c)(ii)	Duff & Phelps, LLC Fairness Analysis, dated March 17, 2014 (incorporated by reference to Exhibit (c)(2) to CCPT’s Schedule 14D-9/A, filed on April 11, 2014).
(c)(iii)	Restricted Appraisal Report of Assets and Liabilities of Cole Credit Property Trust, Inc. as of December 31, 2013.**
(f)	None.

*	Previously Filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2014

DESERT ACQUISITION, INC.

By: /s/ Lisa E. Beeson Name: Lisa E. Beeson Title: Chief Operating Officer

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By: /s/ Lisa E. Beeson Name: Lisa E. Beeson Title: Chief Operating Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 31, 2014.*
(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9).*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Summary Advertisement published in The Wall Street Journal on March 31, 2014.*
(a)(1)(vi)	Press Release, dated March 31, 2014, issued by American Realty Capital Properties, Inc.*
(a)(1)(vii)	Letter to stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc., dated April 11, 2014.**
(a)(1)(viii)	Reminder to stockholders of Cole Credit Property Trust, Inc. to tender their shares, dated April 11, 2014.**
(a)(2)	None.
(a)(3)	Documents filed as Exhibits (a)(1)(i)-(a)(1)(vi) incorporated herein by reference.
(a)(4)	None.
(a)(5)	None.
(b)(i)	Credit Agreement, dated as of February 14, 2013, among American Realty Capital Operating Partnership III, L.P., American Realty Capital Trust III, Inc., Wells Fargo Bank, National Association, RBS Citizens, N.A., and Regions Bank, Capital One, N.A. and JPMorgan Chase Bank, N.A. and the other lenders party hereto (incorporated by reference to Exhibit 10.43 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 28, 2013).
(b)(ii)	First Amendment to Credit Agreement, dated as of March 18, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.47 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on May 6, 2013).
(b)(iii)	Augmenting Lender and Increasing Lender Supplement and Incremental Amendment, dated as of March 28, 2013, to the Credit Agreement, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.58 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(iv)	Third Amendment to Credit Agreement, dated as of May 28, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.59 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(v)	Fourth Amendment to Credit Agreement, dated as of July 22, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.60 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).

Exhibit No.	Description
(b)(vi)	Augmenting Lender and Increasing Lender Supplement and Incremental Amendment to the Credit Agreement, dated as of August 1, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.61 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on August 6, 2013).
(b)(vii)	Sixth Amendment to the Credit Agreement, dated as of November 4, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the Lenders party thereto, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.74 to American Realty Capital Properties, Inc.’s Quarterly Report on Form 10-Q (File No. 001-352363), filed on November 7, 2013).
(b)(viii)	Seventh Amendment to Credit Agreement, dated as of December 4, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.46 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(ix)	Augmenting Lender and Increasing Lender Supplement, dated as of December 20, 2013, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.47 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(x)	Augmenting Lender Supplement, dated as of January 17, 2014, among ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.48 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(b)(xi)	Tenth Amendment to Credit Agreement, dated as of February 4, 2014, among, ARC Properties Operating Partnership, L.P., Tiger Acquisition, LLC, American Realty Capital Properties, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender (incorporated by reference to Exhibit 10.49 to American Realty Capital Properties, Inc.’s Annual Report on Form 10-K (File No. 001-35263), filed on February 27, 2014).
(d)(i)	Agreement and Plan of Merger, dated March 17, 2014, among Cole Credit Property Trust, Inc., American Realty Capital Properties, Inc. and Desert Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to American Realty Capital Properties, Inc.’s Current Report on Form 8-K (File No. 001-35263), filed on March 21, 2014).
(d)(ii)	Confidentiality Agreement, dated March 11, 2014, between American Realty Capital Properties, Inc. and Cole Credit Property Trust, Inc.*
(d)(iii)	Certificate Evidencing Exemption From Ownership Limits, dated March 17, 2014, among Cole Credit Property Trust, Inc., American Realty Capital Properties, Inc. and Desert Acquisition, Inc.*
(d)(iv)	Agreement and Plan of Merger, dated October 22, 2013, among American Realty Capital Properties, Inc., Cole Real Estate Investments, Inc. and Clark Acquisition, LLC (incorporated by reference to Exhibit 2.1 to American Realty Capital Properties, Inc.’s Current Report on Form 8-K (File No. 001-35263), filed on October 23, 2013).

Exhibit No.	Description
(d)(v)	Employment Agreement, dated as of October 21, 2013, by and between American Realty Capital Properties, Inc. and Nicholas S. Schorsch (incorporated by reference to Exhibit 10.75 to American Realty Capital Properties, Inc.’s Form 10-Q (File No. 001-35263), filed on November 7, 2013).
(d)(vi)	Advisory Agreement, dated April 6, 2004, as amended, by and between Cole Credit Property Trust, Inc. and Cole REIT Advisors, LLC (incorporated by reference to Exhibit 6.3 to Cole Credit Property Trust, Inc.’s Form 10-SB (File No. 001-51962), filed on May 1, 2006).
(d)(vii)	Property Management and Leasing Agreement, dated April 6, 2004, by and among Cole Credit Property Trust, Inc., Cole Operating Partnership I, LP and Cole Realty Advisors, Inc. (incorporated by reference to Exhibit 6.2 to Cole Credit Property Trust, Inc.’s Form 10-SB (File No. 001-51962), filed on May 1, 2006).
(f)	None.
(g)(i)	Hypothetical Illustration of $10,000 Investment in Cole Credit Property Trust, Inc.*
(g)(ii)	Call Script: To Answer Questions of Advisors and Stockholders Concerning Tender Offer to Acquire Cole Credit Property Trust, Inc. shares.*
(h)	None.

*	Previously Filed.
**	Filed herewith.